Exhibit g(22)

FORM OF
FIRST AMENDMENT TO
JOINT TRADING ACCOUNT CUSTODY AGREEMENT
BETWEEN
THE BANK OF NEW YORK
AND
FIDELITY FUNDS

 FIRST AMENDMENT TO JOINT TRADING ACCOUNT CUSTODY AGREEMENT BETWEEN THE BANK OF NEW YORK AND FIDELITY FUNDS, dated as of ------------, by and between THE BANK OF NEW YORK ("Custodian") and each of the entities listed on SchedulesA-1, A-2, A-3 and A-4 hereto on behalf of itself or, (i) in the case of a series company, on behalf of one or more of its portfolios or series listed on SchedulesA-1 or A-2 hereto,
(ii) in the case of the accounts listed on Schedule A-3 hereto, acting through Fidelity Management & Research Company, and (iii)in the case of the commingled or individual accounts listed on Schedule A-4 hereto, acting through Fidelity Management Trust Company (collectively, the "Funds" and each, a "Fund").

WITNESSETH

 WHEREAS, Custodian and certain of the Funds have entered into that certain Joint Trading Account Custody Agreement between The Bank of New York and Fidelity Funds, dated as of May 11, 1995 (the "Agreement"), pursuant to which the Funds have appointed the Custodian as its custodian for the purpose of establishing and administering one or more joint trading accounts or subaccounts thereof (individually, an "Account" and collectively, the "Accounts") and holding cash and securities for the Funds in connection with repurchase transactions effected through the Accounts; and

 WHEREAS, Seller and the Funds desire to amend the Agreement as set forth below.

 NOW, THEREFORE, in consideration of the premises and mutual promises and covenants contained herein, the parties hereto agree as follows. Unless otherwise defined herein or the context otherwise requires, terms used in this Amendment, including the preamble and recitals, have the meanings provided in the Agreement.

 The Agreement is hereby amended by deleting Paragraph2.03(f) in its entirety and substituting the following in lieu thereof:

 "(f) Overdraft. In the event that the Custodian is directed by Proper Instructions to make any payment or transfer of funds on behalf of a Fund for which there would be, at the close of business on the date of such payment or transfer, insufficient funds held by the Custodian on behalf of such Fund, the Custodian may, in its discretion, provide an overdraft ("Overdraft") to the Fund (such Fund being referred to herein as an "Overdraft Fund"), in an amount sufficient to allow the completion of such payment or transfer. Any Overdraft provided hereunder: (a) shall be payable on the next Business Day, unless otherwise agreed by the Overdraft Fund and the Custodian; and (b) shall accrue interest from the date of the Overdraft to the date of payment in full by the Overdraft Fund at a rate agreed upon in writing, from time to time, by the Custodian and the Overdraft Fund. The Custodian and the Funds acknowledge that the purpose of such Overdrafts is to temporarily finance the purchase or sale of securities for prompt delivery in accordance with the terms hereof. The Custodian hereby agrees to notify each Overdraft Fund by 3:00 p.m., New York time, of the amount of any Overdraft. Provided that Custodian has given the notice required by this subparagraph (f), the Funds hereby agree that, as security for the Overdraft of an Overdraft Fund, the Custodian shall have a continuing lien and security interest in and to all interest of such Overdraft Fund in Securities whose purchase is financed by Custodian and which are in Custodian's possession or in the possession or control of any third party acting on Custodian's behalf and the proceeds thereof. In this regard, Custodian shall be entitled to all the rights and remedies of a pledgee under common law and a secured party under the New York Uniform Commercial Code and any other applicable laws or regulations as then in effect."


 IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed and delivered under seal by their duly authorized officers.

[signature lines omitted]